Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gophr App Inc
629 Ryan St.
Lake Charles, LA 70601
Gophrapp.com

Up to $1,069,999.92 in Common Stock at $0.18
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gophr App Inc
Address: 629 Ryan St., Lake Charles, LA 70601
State of Incorporation: LA
Date Incorporated: April 23, 2019

Terms:

Equity

Offering Minimum: $9,999.90 | 55,555 shares of Common Stock
Offering Maximum: $1,069,999.92 | 5,944,444 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.18
Minimum Investment Amount (per investor): $180.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

First 72 Hours - 10% Bonus Shares

Following 24 Hours - 5% Bonus Shares

Amount-Based Perks

Tier 1

$1,500 - 5% Bonus Shares

Tier 2

$5,000 - 7% Bonus Shares

Tier 3

$10,000 - 10% Bonus Shares

Tier 4

$50,000 - 15% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Gophr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.18 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gophr App Inc ("Gophr" or the "Company") is a C-Corp organized under the laws of the state of Louisiana.

Gophr offers on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform.

Our mobile marketplace app allows customers to shop a wide variety of local retail stores and receive same-day delivery, while our web-based merchant dashboard gives stores the ability to receive orders, manage inventory, and create deliveries.

The Gophr driver app powers our fleet, which consists of employees and independent contractors, with vehicles that range from compact cars and SUVs to trucks, trailers, and big rigs.

Our internal Gophr dashboard ties everything together and allows our team to oversee delivery logistics, manage store inventories, and provide customer support.

Our innovative supply chain solutions are very appealing to large national commercial and industrial supply companies, and the Gophr marketplace app empowers local brick-and-mortar stores to compete with e-commerce giants.

We also believe our multiple revenue streams will result in healthy top-line revenue, and the ability of our technology to scale will help minimize operating expenses and maximize profitability.

All intellectual property is owned and designed by Gophr App Inc. From our Web-based dashboard to our marketplace and driver applications in both Android and IOS formats.

Competitors and Industry

Industry

We believe the most exciting thing about our industry is the inherent necessity of delivery.

Throughout the supply chain, every product needs delivery. Gophr delivers many different products in all shapes and sizes, at multiple points in the journey to a customer. Furniture, industrial, pharmaceutical, residential contractors, and florists have been the most common merchant types using our services, typically during the middle and final miles.

The scalability of our technology and services from locally to nationally, and even globally, has the greatest potential. We believe the greatest potential niche is fleet replacement, executing the deliveries of a business that previously maintained its own fleet.

The hotshot courier industry is currently estimated at $732.3 billion. The US Freight Transportation Forecast for 2022 by the American Trucking Association and analysts HIS Global Insight and Martin Labbe Associates predicts freight tonnage in the U.S. to grow 24% by 2022. The revenue in the industry will rise to 66%.

Competitors

The Company has several major competitors in the hot shot courier market. Some of the top competitors in our industry include: Uber, Doordash, and owner-operators. Uber Freight is the industry leader and the Company's primary competition in the hotshot industry. Doordash also owns significant market share with their pivot from food delivery to "anything delivery." Owner-operators are direct competitors of similar size and development. These competitors are currently valued at 99.5 Billion combined. Despite the present competitive landscape, the Company stands out in the hot shot courier industry because not only do we encompass industrial freight like Uber, but we also provide courier service for retail merchants. With signed MSAs for our partners, we are their first choice every time they require delivery. We have streamlined the ordering process, allowing our partners to receive and submit quotes in a matter of seconds. We addressed the owner-operator market by incorporating them into our business model. We provide more hauls for them and they help augment our existing fleet increasing our capabilities. By competing in multiple markets and utilizing existing drivers, we have expanded our revenue streams and decreased our overhead at the same time.

Current Stage and Roadmap

CURRENT STAGE

Gophr has products and services in one market and we are generating sales. We are in a revenue growth stage and revenue is growing at a monthly average of 26% from January to September of 2022.

FUTURE ROADMAP

Our efforts for the next few years will be focused on expanding into new markets across the Gulf South, gaining new partners, and growing our existing partnerships with national companies. We plan to make improvements to our existing platform and develop the 2.0 app version, with a new feature that connects customers and provides C2C on-demand delivery.

The Team

Officers and Directors

Name: Warren Vandever

Warren Vandever's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO - Board Director - Founder - President
  Dates of Service: April 23, 2019 - Present
  Responsibilities: See to the day to day operations, planing and growth of the company. Salary in 2019-2020 $120,000/Year. Stop taking payroll in 2020 to ensure healthy growth and stability of the company and reduce the burn-rate. 2021 I started funding Gophr with personal funds, ($30,000/Month) to offset the deficit of revenue to payroll.

Other business experience in the past three years:

- **Employer:** Embark
  Title: Partner
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

- **Employer:** Integrity Holdings
  Title: Partner
  Dates of Service: September 28, 2020 - Present
  Responsibilities: License holder.

Other business experience in the past three years:

- **Employer:** Signature Flooring

Title: Owner
Dates of Service: May 03, 2021 - Present
Responsibilities: No responsibilities

Name: Matt Sarradet

Matt Sarradet's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO - Secretary
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Handle to field operations, organizing delivery drivers and logistics and strategic planning to implement tactical execution. Annual Salary $75,000, holds 3M shares

- **Position:** Director of Merchant Ops
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Onboarding new merchants into the Gophr platform, Salary $60,000

Other business experience in the past three years:

- **Employer:** ASAP (Waiter Holdings)
  Title: Director of Restaurant Operations
  Dates of Service: October 01, 2015 - June 01, 2019
  Responsibilities: Day to day operations management.

Name: David Soileau

David Soileau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer - Treasurer
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Generate revenue for Gophr via generating sales, marketing, lining up partnerships and investments. Salary $75,000. holds 3M shares

Other business experience in the past three years:

- **Employer:** Embark
  Title: Partner
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

- **Employer:** Integrity Holdings
  Title: Partner
  Dates of Service: September 28, 2020 - Present
  Responsibilities: None

Other business experience in the past three years:

- **Employer:** Signature Flooring
  Title: Owner
  Dates of Service: May 03, 2021 - Present
  Responsibilities: None

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company, which utilized a third-party independent valuation report from Dr. Jeff Stevens. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of two years. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 24 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform. Our revenues are therefore dependent upon the market for online shipping services.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Gophr App, Inc., was formed on April 23, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gophr App, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Gophr App Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gophr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gophr could harm our reputation and materially negatively impact our financial condition and business.

The Impact of Economic Conditions
Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. There is also a risk that if uncertain economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior. The ability of the U.S. economy to handle this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, disposable consumer income and consumer confidence, also

affect discretionary consumer spending. Such a shift in consumer behavior may reduce our network liquidity and may harm our business, financial condition, and operating results.

App Development and Maintenance
Our reputation and ability to attract, retain, and serve our customers, drivers and merchants depend upon the reliable performance of the App and its underlying technical infrastructure, which is still being developed.

Performance and Reliability of Internet, Mobile, and other Infrastructures
Our business will depend upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings could interfere with the speed and availability of our platform. If our App is unavailable when customers attempt to access it, or if our App does not load as quickly as customers expect, users may not return to our App as often in the future, or at all, and may use our competitors' products or offerings more often. In addition, we will have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, customer traffic may decrease, which may in turn cause our revenue to significantly decrease.

Driver Shortages and Increases in Driver Compensation
Driver shortages could require us to spend more to attract and retain drivers. We could face a challenge with attracting and retaining qualified drivers primarily due to intense market competition, which may subject us to increased payments for driver compensation. Also, because of the intense competition for drivers, we may face difficulty building, maintaining or increasing our number of drivers. If we are unable to attract and retain a sufficient number of drivers, we could face difficulty meeting customer order demands or be forced to forego business that would otherwise be available to us, which could adversely affect our profitability and ability to maintain or grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Warren Vandever	206,711,687	Common Stock	91.87%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,944,444 of Common Stock.

Common Stock

The amount of security authorized is 300,000,000 with a total of 225,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,079,878.34
  Number of Securities Sold: 18,288,313
  Use of proceeds: Develop software, obtain merchant partnerships, brand awareness, day to day operations and salary expenses, legal fees and insurance.
  Date: July 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $118,211 compared to fiscal year 2020 $54,553. As a result of more focus on the industrial sales market, our higher-margin business to business industrial sales were up 218% year over year.

Cost of sales

Cost of sales in 2021 was $38,879, a decrease of approximately 16%, from costs of $45,919 in fiscal year 2020. The decrease was due to utilizing 1099 drivers instead of W2 employees to handle most of the deliveries.

Gross margins

2021 gross profit increased by $63,658 over 2020 gross profit and gross margins as a percentage of revenues increased from 16% in 2020 to 32% in 2021. This improved performance was caused by an increase in higher-margin business to business industrial sales and a decrease in lower-margin business to consumer, along with the usage of more 1099 contractors to facilitate deliveries.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. 2021 Monthly Burn rate was $54,000, down 333% from 2020. The Company reached development milestones and reduced the staff down to essential employees. With only a third of the staff the company was still able to achieve 200+% growth.

Historical results and cash flows:

The previous historical events that stunted our growh should not be expected in the future. A glabal pandemic and record settting storms are not something we prepared for in the projections of the start up. How ever they did allow us to test our grit and push through the stuffgle to ensure we were still operational on the other side.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash On Hand $ 29,000

Lines of Credit Avaialble $10,000,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical to operations. Gophr can continue to sustain its burnrate and grow organically over time. The funds are critical to our expansion plan. If we want to expand to untapped areas and gain market share we will need capital to ensure this is done properly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of the total funds put into Gophr, 30% will come from crowdfunding. This funds are necessary to epand our footprint.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn rate is $25,833.15. The minimum raised $75,000 would cover payroll, rent, marketing and software expenses for about 3 months.

Current Corparte expenses:

Operations- $4,162/month

Engineering- $15,615

Software (AWS, MailChimp, marketing design software, ect.) $2,349.15

Insurance- $207

Rent- $3500

How long will you be able to operate the company if you raise your maximum funding goal?

With $1,070,000 raised we would be able to continue operations for 24 months. This would cover payroll, rent, marketing, software and allow for hiring more staff members.

The current burn rate of $25,833.15 would sustane 39 months.

Expected additional expenses in 2022.

Additional Corparte expenses:

Operations- $19,913/month (Dispatch/Customer Service/City Manager)

Engineering- $9,000 (Two outsourced full stack developers)

Sales- $11,395.26 (CRO pay, Outside sales expenses)

Accounting: $4,810

Marketing: $10,000 (expansion into new markets)

Projected additional expense total: $55,118.26

2022 Projected Monthly expense: $80,951.41

Projected burn rate would sustane 12.43 months without being subsidized by revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

$10,000,000 line of credit that we have not excercised due to high interest rates.

37 accredited investors that have previously invested in Gophr and would consider investing more in the future.

Indebtedness

- **Creditor:** Chase Bank
  Amount Owed: $24,987.00
  Interest Rate: 15.49%
  Maturity Date: September 14, 2022

- **Creditor:** Newity PPP Loan
  Amount Owed: $128,715.00
  Interest Rate: 1.0%
  Maturity Date: February 05, 2026
  Waiting on full forgiveness. Should not have to pay this loan.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,500,000.00

Valuation Details:

Gophr App Inc. ("Gophr" or the "Company") determined its pre-money valuation based on a third-party, independent valuation completed by Dr. Jeff Stevens, who found that we are very far along in customer acquisition, intellectual capital and structure and very experienced programmers in this space are now in place. Please see below for a summary of the analysis provided by Dr. Jeff Stevens:

The valuation report found no issues on the horizon and states our comprehensive model appears to be the first of its kind in the USA. According to Dr. Stevens, at this time, there is little to no industry risk with Gophr's services. However, union activity and the need to update employment statuses could alter this area in the future. But again, nothing has been finalized at this time.

We believe GOPHR has dramatically upgraded in the following component: The company has raw talent and great potential in this area but needs to scale its sales staff to deliver on shareholder and client value. Dr. Stevens noted that he believes the Company has the potential to become the most comprehensive "last mile" venture in the USA.

The Company's model will also allow for small and midsize ventures to better compete with big box stores as well as online behemoths, Walmart & Amazon) As mentioned earlier in this valuation, the company may be the most comprehensive "last mile: delivery service," but will still be in competition with other delivery services, both local and national. Given the multiples and average time of harvest, this could be the strongest risk factor for GOPHR.

The recent illustration of DOS vs. Windows "flow-through" order processing has enhanced the technology model offered by GOPHR. The Company has a good local reputation and has recently dramatically made great strides in overall recognition beyond the local market and to create significant traction.

As such, the third-party valuation came in at around $95,000,000. This is the baseline figure given for a company in GOPHR's space GOPHR has dramatically upgraded in this component. We rounded up to $100,000,000 to simplify the number of shares. This was based on raising $2.5M at a strike price of $0.33/Share. Shares sold 3,372,359. $1,112,878 raised. Equaling 44% of our goal.

The WACC (Weighted Average Cost of Capital) is the company's blended cost to finance its assets. 10.74%.

44% of $100,000,000 = $44,000,000 less the WACC (10.74%) brings the Company's pre-money valuation to appx. $40M.

Notes of Accreditation of the Evaluator:

I, (Dr. Jeff Stevens) have thoroughly reviewed the Gophr business plan and executive summary. I am uniquely qualified in this field: 20+ years of building and developing entrepreneurial ventures along with a PhD from Texas A&M and post-doc from the University of Florida in this area. Based on the traction gained by similar services such as Waitr, Uber, Lift ect. and market trends.

Attached [to my valuation report] is the Three Year pro-forma that outlines the projected performance of the company, outlining the Gross Revenue, Cost Of Goods Sold, Gross Profit, Total Operating Expenses, EBIT, Total Taxes, and Net Profit. These are based on past performance and growth trends from the industry. These numbers are merely projections and are not guaranteed that they will be reached.

The Company determined its pre-money valuation of $40,500,000 independently, relying on a third-party independent evaluation from Dr. Jeff Stevens.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,069,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%
  Digital marketing assets and advertising fees. Video, Push Cards, Table Tents, Billboards, Social Media Campaigns

- *Research & Development*
  5.0%
  Software development for future features and products.

- *Inventory*
  2.5%
  Purchasing of trailers, tools and equipment

- *Operations*

13.0%
Rent, Software Subscriptions, Utilities

- *Company Employment*
  68.0%
  Payroll for corporate staff including, Engineers and Company Officers
- *StartEngine Platform Fees*
  1.0%
  StartEngine Platform Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Gophrapp.com (https://www.gophrapp.com/investors.html).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/gophrapp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gophr App Inc

[See attached]

GOPHR APP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Gophr App, Inc.
Lake Charles, Louisiana

We have reviewed the accompanying financial statements of Gophr App, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 22, 2022
Los Angeles, California

GOPHR APP INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 5,215	$ 22,131
Acccounts Receivable, net	6,792	6,626
Total Current Assets	**12,008**	**28,757**
Property and Equipment, net	5,385	7,181
Intangible Assets	43,119	-
Total Assets	**$ 60,512**	**$ 35,938**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 6,367	$ 6,506
Credit Cards	24,842	24,675
Current Portion of Promissory Notes and Loans	67,279	-
Other Current Liabilities	-	225
Total Current Liabilities	**98,488**	**31,406**
Promissory Notes and Loans	269,116	277,990
Total Liabilities	**367,604**	**309,396**
STOCKHOLDERS EQUITY		
Common Stock	1,079,155	1,079,155
Subscription receivables	-	-
Shareholder Distribution	(4,886)	(2,077)
Additional Paid in Capital	97,550	-
Retained Earnings/(Accumulated Deficit)	(1,478,912)	(1,350,537)
Total Stockholders' Equity	**(307,093)**	**(273,458)**
Total Liabilities and Stockholders' Equity	**$ 60,512**	**$ 35,938**

See accompanying notes to financial statements.

GOPHR APP INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	118,211	$	54,553
Cost of Revenue		-		-
Gross profit		118,211		54,553
Operating expenses				
General and Administrative		516,969		778,394
Sales and Marketing		5,042		8,156
Total operating expenses		522,011		786,550
Operating Income/(Loss)		(403,800)		(731,997)
Interest Expense		3,014		1,453
Other Loss/(Income)		(278,439)		(375)
Income/(Loss) before provision for income taxes		(128,376)		(733,075)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(128,376)**	**$**	**(733,075)**

See accompanying notes to financial statements.

GOPHR APP INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Subscription receivables	Shareholder distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount					
Balance—December 31, 2019	3,039,026	**$ 972,488**		**$ (180,110)**	**$ (7,500)**	**$ (617,462)**	**$ 167,417**
Issuance of Stock	333,334	106,667		180,110	5,423		292,200
Net income/(loss)						(733,075)	(733,075)
Balance—December 31, 2020	3,372,360	1,079,155		-	(2,077)	$ (1,350,537)	**$ (273,458)**
Capital Contribution			$ 97,550				97,550
Distribution	-	-			(2,809)		(2,809)
Net income/(loss)						(128,376)	(128,376)
Balance—December 31, 2021	**3,372,360**	**$ 1,079,155**	**$ 97,550**	**$ -**	**$ (4,886)**	**$ (1,478,912)**	**$ (307,093)**

See accompanying notes to financial statements.

GOPHR APP INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(128,376)	$	(733,075)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,795		1,795
Amortization of Intangibles		4,791		-
PPP Loan forgivness		(249,942)		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(166)		(6,142)
Accounts Payable		(139)		5,839
Credit Cards		168		5,165
Other Current Liabilities		(225)		(332)
Net cash provided/(used) by operating activities		**(372,094)**		**(726,750)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(8,976)
Purchases of Intangible Assets		(47,910)		-
Net cash provided/(used) in investing activities		**(47,910)**		**(8,976)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		97,550		284,700
Capital distribution		(2,809)		-
Borrowing on Promissory Notes and Loans		336,395		192,950
Repayment of Promissory Notes and Loans		(28,048)		-
Net cash provided/(used) by financing activities		**403,088**		**477,650**
Change in Cash		(16,916)		(258,076)
Cash—beginning of year		22,131		280,207
Cash—end of year	**$**	**5,215**	**$**	**22,131**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,014	$	1,453
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Gophr App Inc. was formed on April 23, 2019, in the state of Louisiana. On July 24, 2019, the company was converted from LLC into Corporation in the state of Louisiana. The financial statements of Gophr App, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Charles, Louisiana.

We offer same day, expedited and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform. Our mobile Marketplace App allows customers a convenient way to shop a wide variety of local retail stores and receive same day delivery, while our web-based Merchant Dashboard gives stores the ability to receive orders, manage inventory, and create deliveries. For our commercial and industrial merchants, the dashboard connects them with a fleet of vehicles that spans from compact cars to big rigs for affordable on-demand deliveries. The Gophr Driver App powers our fleet, which consists of employees and independent contractors, with vehicles that range from compact cars and SUVs to trucks, trailers, and big rigs. Our internal Gophr Dashboard ties everything together and allows our team to oversee delivery logistics, manage store inventories, and provide customer support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Gophr App Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $5,042 and $8,156, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	-	98
Other current liabilities	-	127
Total Other Current Liabilities	**$ -**	**$ 225**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture	$ 485	$ 485
Vehicles	8,491	8,491
Property and Equipment, at Cost	**8,976**	**8,976**
Accumulated depreciation	(3,590)	(1,795)
Property and Equipment, Net	**$ 5,385**	**$ 7,181**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $1,795 and $1,795, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Software	$ 47,910	$ -
Intangible assets, at cost	**47,910**	**-**
Accumulated amortization	(4,791)	-
Intangible assets, Net	**$ 43,119**	**$ -**

Entire intangible assets have been amortized. Amortization expenses for software development costs for the fiscal year ended December 31, 2021, and 2020 were in the amount of $4,791 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (4,791)
2023	(4,791)
2024	(4,791)
2025	(4,791)
Thereafter	(23,955)
Total	**$ (43,119)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 300,000,000 shares of Common Shares with a par value of $0.32. As of December 31, 2021, and December 31, 2020, 3,372,360 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
PPP loan -1st tranche	$ 249,942	1.00%	4/29/2020	Forgiven as of 02/18/2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 249,942	$ 249,942
PPP loan - 2nd tranche	$ 336,395	1.00%	2/4/2021	2/4/2026	$ 2,803	$ 2,803	$ 67,279	$ 269,116	$ 336,395	$ -	$ -	$ -	$ -	$ -
Loan- Adam Veron	$ 53,048	0.00%	2019	Paid off in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 28,048	$ 28,048
Total					$ 2,803	$ 2,803	$ 67,279	$ 269,116	$ 336,395	$ -	$ -	$ -	$ 277,990	$ 277,990

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	67,279
2023		67,279
2024		67,279
2025		67,279
2026		67,279
Thereafter		-
Total	**$**	**336,395**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(35,945)	$	(206,782)
Valuation Allowance		35,945		206,782
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(415,259)	$	(379,314)
Valuation Allowance		415,259		379,314
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,483,070, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,483,070. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 16, 2019, the Company entered into a lease agreement with The Lake Charles American Press LLC to rent property located in Lake Charles, Louisiana. This is a month-to-month agreement which commenced on November 1, 2019, with base rent set at $4,000 per month. Rent expenses were in the amount of $53,176 and $37,781, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 22, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $403,800, an operating cash flow loss of $372,094, and liquid assets in cash of $5,215, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Gophr App

Local Business Logistics Made Simple


GOPHR
Local Business Logistics
Made Simple

Website | Lake Charles, LA | BUSINESS TO BUSINESS

Gophr is a delivery technology platform for local marketplaces that offers same-day and expedited shipping. The Company has developed a retail marketplace app that allows customers to shop from their favorite local businesses and receive same-day delivery. Gophr also helps support local merchants by offering more affordable nationwide delivery solutions for their businesses.

$0.00 raised

0 Investors	$40.5M Valuation
$0.18 Price per Share	$180.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Gophr is a local retail marketplace app that also offers on-demand delivery services for retail, commercial, and industrial businesses.
- The combined U.S. addressable market size for e-commerce and local delivery services is estimated to be over $1 trillion in 2022 (source & source).
- The company has multiple revenue streams and is growing in revenue at an average rate of 38.9% from January to September each fiscal year. Their technology and delivery services have the ability to scale nationwide.

OVERVIEW

Gophr uses big tech to connect small businesses to their local customers

We believe Gophr is the ultimate one-two combination of local marketplace and delivery solutions. For customers, our mobile app combines convenient local shopping with same-day delivery from their favorite local retail businesses. For commercial and industrial merchants, our platform connects them with a fleet of vehicles that spans from compact cars to big rigs for affordable on-demand deliveries. Gophr is focused on helping local businesses thrive, while also having a nationwide long-term goal.


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THE PROBLEM

Small businesses are struggling with high delivery costs, supply chain issues, and the challenge of connecting with the local community

Delivery services can take an enormous financial toll on small businesses (source). Combined with rising fuel costs, supply chain delays, and the overwhelming sway mega-corporations have, operating a small business can be a logistical nightmare. Especially for rural small businesses, the lack of an affordable delivery solution can be the difference between success and failure (source). Small businesses are the lifeblood of this country, and if they are to thrive, there has to be an effective delivery solution that connects them to their communities.


SMALL BUSINESSES
ARE THE LIFEBLOOD
OF THIS COUNTRY

THE SOLUTION

Gophr connects customers to local merchants and offers small businesses affordable, expedited shipping



Our mobile marketplace app empowers customers and local businesses alike. Customers can shop a wide variety of local businesses, and our web-based merchant dashboard allows stores to receive orders in real-time, manage their inventory, and organize deliveries. Better yet, we offer small businesses the ability to offer customized on-demand delivery service, so companies no longer have to pay excessive hotshot fees to transport a small package on a large vehicle. With our technology, businesses can tailor the delivery vehicle to the size of their order, which generates huge cost savings. Our business model generates revenue from multiple streams: customer delivery fees, as well as shipping fees, revenue share, and monthly subscriptions from our merchants.


OUR PRODUCTS
GOPHR'S PROPRIETARY TECHNOLOGY
MOBILE APP
DRIVER APP
GOPHR DASH-BOARD
MERCHANT DASH-BOARD

THE MARKET

We are seeking to elevate the local delivery market with fast shipping and comparable pricing


TIME IS MONEY
Gophr offers same day and expedited delivery for industrial, commercial, and retail needs
Whether you're a stay at home parent, a preoccupied business owner, or an overloaded mechanic, Gophr can save you time

It's no secret that many small businesses have to rely on e-commerce giants to handle their deliveries and shipping (source). We are seeking to disrupt the multi-billion dollar local delivery market by providing small businesses the platform and logistical services so they can finally compete with the e-commerce giants. Another unique aspect of our business is our scalability. Due to the flexible nature of our platform, Gophr has the potential to scale nationally. We believe we will accomplish this goal with our efficient, expedient delivery service, no matter how big or small the order is.


CAPABILITIES
DRIVERS & EQUIPMENT

OUR TRACTION

Gophr has secured partnerships with national companies and is expanding rapidly

We have firmly established ourselves in the heart of Lake Charles, Louisiana, and our success is empowering us to target our expansion into larger regional metropolitan markets such as New Orleans and Houston. A major factor of our success has been the partnerships we have formed with national brands such as Cummins, Equipment Share, and Graybar. Furthermore, we recently entered the pharmaceutical delivery space and have already executed nearly 500 orders a month for a local pharmacy. Most importantly, we have benefitted from a stellar rate of monthly revenue growth: 72.54% since we opened our business and 38.90% in 2021.


GOPHR
GraybaR
Cummins
Equipment Share
HARLEY-DAVIDSON
apache INDUSTRIAL SERVICES
DOGGETT EQUIPMENT SERVICES GROUP
NAPA
THE REYNOLDS COMPANY ELECTRICAL SUPPLY

WHY INVEST

Help small businesses thrive again

The engine of our company isn't our proprietary tech or business model, it's small businesses run by everyday people. We live in an era of digital connectivity, and Gophr is a new lifeline to bring small businesses to the forefront of their communities again. Gophr's business model is lean, scalable, and flexible, while our software and services empower local businesses to operate at their optimal performance. Join us on our journey to elevate small businesses by becoming a shareholder in Gophr.



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In the Press

MCNEESE STATE UNIVERSITY | SEED CENTER BUSINESS INCUBATOR | 7 KPLC

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Meet Our Team



Warren Vandever

Founder-Chief Executive Officer

Warren spent the earlier part of his adult life honing skills as a war fighter and embracing the military life style. After injuries sustained from his third tour of duty, he decided it was time to start a family and further his education.

While working in the industrial setting as a process operator, he attended McNeese State University for Chemical and Mechanical Engineering. As a serial entrepreneur, Warren has taken part in LNG projects down in Cameron Parish, Oil and Gas supply, General Contracting and now Tech. Warren's passion for helping others grow into the entrepreneurial space also led him to co-found Embark, a business incubator helping would be entreprenuers start their own business. When he his not working, he and his wife are raising four children to become the next generation of innovators and entrepreneurs.



Matt Sarradet

Chief Operations Officer & Secretary

Matt is an operations leader with over 20 years of management experience, as well as six years of senior leadership in early stage and high growth tech startup environments. After studying Business Administration at LSU, he pursued a career in Hospitality Management, then joined a local start up as Director of Restaurant Operations. His experience in that role spanned leadership of teams in the Field Operations & Logistics, Customer Success and Restaurant Operations departments as they grew the company from nothing to the NASDAQ.

He has a progressive, people-focused and data-informed management style, with an innovative approach to increasing the efficiency, proftability and ultimate success of the business. Matt is a foodie, wine geek and music nerd who loves traveling and spending time with his wife and son.



David Soileau

Chief Revenue Officer - Treasurer

David is serving Gophr as Chief Revenue Officer leading Marketing and Sales. He has 12+ years of experience in operations and leadership as a Sergeant in the United States Marine Corps. His experience also includes 2 years of sales and operations in other industries.

He holds a Masters Degree in Business Administration specializing in Technology Management. He also serves as a board member for the SWLA Veterans Association, and is a Reserve Deputy Marshal for the city of Lake Charles. He enjoys spending his off time with his wife and four children.



Robert Moss

Head of Sales

Robert's expertise in sales began in 2015 as a sales consultant with the largest auto group in Southwest Louisiana. In that position he was awarded for customer satisfaction and sales performance, breaking records in sales while acquiring a passion for helping people. Prior to that, he developed a steadfast work ethic in the oil field as a roughneck and derrickman for one of the largest land drilling companies in North America. Robert began his journey with Gophr in 2022, bringing skills such as strategic forward thinking, problem solving, innovative ideas, a zeal for growth, and a paradigm shifting mentality to the team.

Robert is an animal enthusiast and outdoorsman who enjoys fishing, hunting, cooking, and going on adventures with his family. He and his wife manage their own exotic reptile family business along with their two children.



Jared Beekman

Head of Engineering

Jared Is a backend engineer specializing in API/Middleware and database design. Former US Navy Hospital Corpsman and graduate of McNeese State University with degrees in Computer Science and Mathematics. He enjoys playing video games, playing bass guitar, and spending time with his family especially with his new granddaughter Ophelia.



Hal Comeaux

Head of Marketing

A South Louisiana native, Hal's background is in Broadcast media: with 25+ years in areas of Radio, Television Production, Promotions, and Sales Support, experienced as a local media producer in video and social media, app development and marketing services. Winner of the Southwest Louisiana SEED Center's 2017 award for top entrepreneur pitch in Tech /App division. Member of GOPHR's founding team of 2019, he leads the media efforts in the Marketing division. Hal and his wife Brenda have been married for 30 years. His weekend warrior activities include: kayaking, cycling, outdoor living, and flying drones when not crashing them. Fun stuff.



Hairui Wang

Software Engineer

While in China, Hairui worked on big data at China Unicom. He received his second masters degree in Mathematics with concentration in Computer Science at McNeese State University. He is a software engineer at Gophr, focusing on backend development for web services.



Erin Hood

UIUX Design

Erin is a graphic designer with experience in creative advertising, marketing, and product design. Hailing from start-up turned public company, she has first-hand knowledge of the tech industry. She is able to take ideas from concept to production and is focused on creating meaningful user experiences through design. For fun she enjoys listening to records, crafting, drawing and watching true crime docs.

Erin hood works on contract/as needed basis for Gophr App Inc.



JoAnna Gibbs

Accounting

Jo Anna has seven years of accounting and purchasing experience, accurately accounting for over 60 million in annual revenue. During her spare time Jo Anna teaches classical ballet, and performs in local recitals throughout the lake area.

JoAnna Gibbs works 2 hrs per week for Gophr App Inc.

Offering Summary

Company	Gophr App Inc
Corporate Address	629 Ryan St., Lake Charles, LA 70601
Offering Minimum	$9,999.90
Offering Maximum	$1,069,999.92
Minimum Investment Amount (per investor)	$180.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	55,555
Maximum Number of Shares Offered	5,944,444
Price per Share	$0.18
Pre-Money Valuation	$40,500,000.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

First 72 Hours - 10% Bonus Shares

Following 24 Hours - 5% Bonus Shares

Amount-Based Perks

Tier 1

$1,500 - 5% Bonus Shares

Tier 2

$5,000 - 7% Bonus Shares

Tier 3

$10,000 - 10% Bonus Shares

Tier 4

$50,000 - 15% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Gophr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.18 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $18. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine 4 proprietary software products from a single startup. GOPHR is re-imagining the delivery and 'Software As A Service' industry with an approach that focuses on supply chain solutions and emphasizes customer expansion.

From small business to big box deliveries to major industrial sectors, GOPHR drives the marketplace.

Since the inception of GOPHR in 2019 as an award-winning entrepreneur based start-up with US Veteran leadership, we believe our Team is successfully addressing the changing needs of first Retail, then Industrial, then Commercial, and now Medical delivery sectors – always striving to improve products, efficiency, and customer value.

GOPHR has developed an entire suite of software products: Retail Marketplace App, Internal Merchant Dashboards and the GOPHR Driver app.

The platform includes our marketplace app for local shopping and same-day delivery and a merchant dashboard that our partners use to process customer orders and deliveries.

Also, the GOPHR driver app powers our fleet and our internal dashboard ties everything together to provide a seamless customer experience.

National Companies that benefit from using GOPHR software and delivery include: Cummins, Graybar and Equipment Share, among others in the heavily industrial-based regions of the Gulf Coast States.

We are currently operating in southwest Louisianna, facilitating orders from this hub, using 18-wheelers, SUVs, cars and trucks. Our plans for expansion are to move along the I10 corridor, placing GOPHR hubs that can facilitate orders locally and nationwide from these markets and saturate these markets with local and nationwide delivery.

Reimagining the high-touch carrier service to a simple, cost-effective, set-and-forget model has made it easier for our customers, more efficient for our drivers and promises increased profit futures for our investors.

Not satisfied with having addressed same-day delivery solutions, GOPHR is further developing our mobile app technology to provide even greater marketplace penetration and customer engagement

"GOPHR will deliver, straight to your door"

by making the shopping experience more interactive with an unmatched product display.

From shipping management to same-day delivery, companies can count on the flexibility that GOPHR provides.

We believe these are the ideal tools for the continued growth and ultimate success of our retail, industrial and commercial partners.

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Information Regarding Length of Time of Offering

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